UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-13300

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

1680 Capital One Drive

McLean, Virginia 22102

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Financial Statements and Exhibits

(a)	Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the “Plan”) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2003 and 2002.

(b)	Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Exhibit 99	Certification

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN
(Name of Plan)

By:	/s/ GARY L. PERLIN
Name:	Gary L. Perlin
on behalf of the Benefits Committee, as Plan Administrator

Dated: June 23, 2004

Capital One Financial Corporation

Associate Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Capital One Financial Corporation Associate Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Benefits Committee

Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

McLean, VA

June 21, 2004

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Units of Capital One Pooled Company Stock Fund	$154,189,499	$84,111,150
Units of American Express Trust Money Market Fund II	71,490,583	55,716,748
Shares of registered investment companies	309,374,899	167,032,296
Participant notes receivable	18,121,338	14,045,936

Total investments	553,176,319	320,906,130

Receivables:
Employer’s contributions	6,582,465	6,435,288
Participants’ contributions	1,736,338	1,566,069
Accrued income	42,233	52,172

Total receivables	8,361,036	8,053,529

Cash and cash equivalents	7,664	83,118

Total assets	561,545,019	329,042,777

Liabilities
Administrative expense payable	202,402	—

Net assets available for benefits	$561,342,617	$329,042,777

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of:
Units of Capital One Pooled Company Stock Fund	$88,573,455	$(50,212,380)
Units of American Express Trust Money Market Fund II	1	1
Shares of registered investment companies	57,822,582	(37,539,779)
Interest	809,161	876,036
Dividends	2,687,864	2,830,531

	149,893,063	(84,045,591)

Contributions:
Employer’s	65,009,043	59,961,717
Participants’	51,376,721	48,833,645

	116,385,764	108,795,362

Total additions	266,278,827	24,749,771

Deductions from net assets attributed to:
Benefits paid to participants	35,605,715	25,273,395
Administrative expenses	263,763	320,870

Total deductions	35,869,478	25,594,265

Net increase (decrease) prior to transfers	230,409,349	(844,494)

Plan Transfers	1,890,491	778,918

Net increase (decrease)	232,299,840	(65,576)

Net assets available for benefits:
Beginning of year	329,042,777	329,108,353

End of year	$561,342,617	$329,042,777

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Corporation”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible associates. American Express Trust Company (the “Trustee”) serves as the administrator and trustee for the Plan and its assets.

Effective August 29, 2002, all employees of PeopleFirst, Inc. (a privately held company based in San Diego which was acquired by the Corporation in September 2001) who were eligible participants of the PeopleFirst Finance, LLC 401(k) Plan (the “PeopleFirst Plan”) became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the PeopleFirst Plan, effective August 29, 2002. Net assets of $778,918 were transferred from the PeopleFirst Plan to the Plan.

Effective January 1, 2003 all employees of AmeriFee Inc. (a privately held company based in Southborough, Massachusetts which was acquired by the Corporation in May 2001) who were eligible participants of the AmeriFee Inc., LLC 401(k) Plan (the “AmeriFee Plan”) became eligible participants in the Plan. Additionally, the Plan accepted the transfer of all assets and liabilities attributable to participants of the AmeriFee Plan, effective January 13, 2003. Net assets of $1,890,491 were transferred from the AmeriFee Plan to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“rollover contributions”). The Corporation contributes 50% of the first 6% of the participant’s annual compensation that a participant contributes to the Plan on a before tax basis. The Corporation contributes 3% of participants’ eligible salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants’ eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Corporation’s contributions and Plan earnings. Allocations of employer contributions are based on participant contributions or compensation and allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

Effective January 1, 2004, all future non-matching employer contributions will vest immediately. Employer matching contributions will continue to vest based on years of continuous service.

Forfeited Accounts

As of December 31, 2003 and 2002 forfeited nonvested accounts totaled $1,623,033 and $1,547,799, respectively. Excess forfeitures, if any, after payment of administrative expenses are applied as employer contributions made in advance, and reduce the Corporation’s future contributions.

During 2003 and 2002, $1,000,000 and $14,758, respectively, of excess forfeitures were used to reduce the Corporation’s contributions.

Investment Options

Upon enrollment in the Plan, participants direct the investments of their and the employer’s contributions into any of the eight investment options described below. Participants may change their investment options at any time. Investment options are described below.

Capital One Pooled Company Stock - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

American Express Trust Money Market Fund II - Monies are invested primarily in short-term debt securities.

American Express Trust Equity Index Fund I - Monies are invested in common stocks and in the S&P 500 stock index futures.

American Express Federal Income Fund - Monies are invested in U.S. government agency securities.

AIM Constellation Fund - Monies are invested in the common stock of primarily small and medium-sized companies.

Templeton Foreign Fund - Monies are invested primarily in the common stock of companies outside the U.S.

Davis New York Venture (A) - Monies are invested in common stocks of medium to large-sized companies.

Dodge & Cox Balanced Fund – Monies are invested in common stocks and fixed income securities.

Cash and Cash Equivalents

Cash and cash equivalents represent contributions received from plan participants not yet invested in participant-designated investment funds by the Trustee. Cash balances are the result of timing differences between contribution date and trade date.

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. Effective January 1, 2003, a participant may elect to receive payments for a period not to exceed the greater of the remaining life expectancy of the participant or the participant’s beneficiary. If the participant has invested in the Capital One Pooled Company Stock fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation and Income Recognition

The Plan’s investments are stated at fair value. Units in the Capital One Pooled Company Stock are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on a first-in, first-out basis.

Note 3—Investments

The Plan’s investments are held in a trust fund administered by the Trustee. The fair values of the following individual investments represented 5% or more of the Plan’s net assets as of December 31, 2003 or 2002:

	December 31
	2003	2002
Capital One Pooled Company Stock Fund	$154,189,499	$84,111,150
American Express Trust Money Market Fund II	71,490,583	55,716,748
American Express Trust Equity Index Fund II	—	40,380,922
American Express Federal Income Fund	23,383,021	18,800,242
AIM Constellation Fund	50,006,308	27,294,866
Templeton Foreign Fund	33,048,944	16,402,241
Baron Asset Fund	—	17,014,611
Davis New York Venture (A)	51,492,551	23,747,928
American Express Trust Equity Index Fund I	138,303,119	—

Note 4—Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6—Transactions with Parties-in-Interest

During 2003 and 2002, certain Plan investments included shares of mutual funds managed by the Trustee. Such investments had a fair market value at December 31, 2003 and 2002 of $233,176,723 and $138,289,378, respectively. In addition, the Plan had invested $154,189,499 and $84,111,150, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2003 and 2002, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exits. During 2003 and 2002, $171,419 and $123,601, respectively, of administrative expenses were paid for by the Corporation.

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessor, or similar party.	Description of investment, including maturity date, rate of interest, collateral, par or maturity value.
	Shares	Current value
Capital One Pooled Company Stock Fund*	2,077,074	154,189,499

Registered Investment Companies:
American Express Trust Money Market Fund II*	71,490,583	71,490,583
American Express Trust Equity Index Fund I*	4,102,976	138,303,119
American Express Federal Income Fund*	4,791,603	23,383,021
AIM Constellation Fund	2,324,794	50,006,308
Templeton Foreign Fund	3,106,104	33,048,944
Davis New York Venture (Class A)	1,871,096	51,492,551
Dodge & Cox Balanced Fund	179,915	13,140,956

		535,054,981

Participant Notes Receivable*	4.00% -13.44%	18,121,338

Total		553,176,319

*	Parties-in-interest

Note: Historical Cost is not required to be presented as all investments are participant directed.

EXHIBITS INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

99	Certification